

02035231

RECD S.E.C.

MAY 1 4 2002

1086

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2002

UPM-KYMMENE CORPORATION
(Translation of registrant's name into English)

PROCESSED

MAY 2 4 2002

THOMSON
FINANCIAL

Eteläesplanadi 2
FIN-00130 Helsinki, Finland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ....X.... Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....X....

UPM-Kymmene Corporation Stock Exchange Announcement 10 May,2002 at
1:00 p.m.

UPM-KYMMENE ANNOUNCES SHARE SUBSCRIPTIONS

In April, bonds totalling EUR 1,327,003.32 of the subordinated
convertible bond loan of EUR 161 million (FIM 960 million), issued
in 1994, were converted into 61,542 shares. An application will be
submitted for listing the shares together with the old shares on the
Helsinki Stock Exchange as of 14 May, 2002.

The company's number of shares to be entered into the Trade Register
on 13 May, 2002 will increase to a total of 258,838,413
shares and the share capital will be EUR 440,025,302.10.

The annual period of conversion is from 1 January to 31 October. If
the entire outstanding loan of EUR 67,260,063.08 is converted into
shares, there will be an additional 3,119,298 new shares and the
company's share capital will increase by EUR 5,302,806.60.

In the loan one EUR 1,681.88 (FIM 10,000) bond entitles to subscribe
78 shares, which results in a calculated conversion price per share
of EUR 21.56. There are no restrictions on transferring or assigning
the shares. The shares subscribed entitle holders to dividend for
the first time from the year 2002. Other shareholders' rights apply
as soon as the increase in share capital has been entered into the
Trade Register.

UPM-Kymmene Corporation has been granted permission by the Financial
Supervision Authority on 2 June, 1998 not to publish an Offering
Circular for the shares to be subscribed based on the above
mentioned loan.

UPM-Kymmene Corporation

Markku Franssila
Senior Vice President, Corporate Communications

DISTRIBUTION
Helsinki Stock Exchange
New York Stock Exchange
Main media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2002

UPM-KYMMENE CORPORATION

By: _____

    Name: Markku Franssila
    Title: Vice President, Corporate
          Communications

By: _____

    Name: Olavi Kauppila
    Title: Vice President, Investor Relations